Exhibit 99.2

Press Release
Descartes Announces Fiscal 2024 Third Quarter Financial Results
Record Revenues as Global Logistics Network Expands
WATERLOO, Ontario and ATLANTA, Georgia, December 5, 2023 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2024 third quarter (Q3FY24). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our network continues to grow as new customers join our community and existing customers trust us with more of their business,” said Edward J. Ryan, Descartes’ CEO. “As a result, we delivered another strong quarter of financial results in a challenging market. We believe there’s a lot more we can do to help shippers, carriers and logistics services providers manage the complete lifecycle of shipments around the world. We have a strong financial position and the expertise to continue to invest in our business for the future.”

Q3FY24 Financial Results
As described in more detail below, key financial highlights for Descartes’ Q3FY24 included:
•	Revenues of $144.7 million, up 19% from $121.5 million in the third quarter of fiscal 2023 (Q3FY23) and up 1% from $143.4 million in the previous quarter (Q2FY24);
•
Revenues were comprised of services revenues of $130.4 million (90% of total revenues), professional services and other revenues of $12.8 million (9% of total revenues) and license revenues of $1.5 million (1% of total revenues). Services revenues were up 18% from $110.1 million in Q3FY23;

•	Cash provided by operating activities of $56.1 million, up 10% from $50.9 million in Q3FY23 and up 8% from $52.0 million in Q2FY24;
•
Income from operations of $32.4 million, down from $34.8 million in Q3FY23 and down from $36.8 million in Q2FY24. Q3FY24 income from operations (as well as Q3FY24 net income and earnings per share) was negatively impacted by an increase in Other Charges of $9.5 million as compared to Q3FY23 and an increase of $7.2 million as compared to Q2FY24, primarily related to contingent consideration incurred due to better-than-expected performance from recent acquisitions;

•	Net income of $26.6 million, up from $26.5 million in Q3FY23 and down from $28.1 million in Q2FY24. Net income as a percentage of revenue was 18%, compared to 22% in Q3FY23 and 20% in Q2FY24;
•	Earnings per share on a diluted basis of $0.31, consistent with $0.31 in Q3FY23 and down from $0.32 in Q2FY24, respectively; and
•
Adjusted EBITDA of $63.5 million, up 17% from $54.5 million in Q3FY23 and up 5% from $60.6 million in Q2FY24. Adjusted EBITDA as a percentage of revenues was 44%, compared to 45% and 42% in Q3FY23 and Q2FY24, respectively.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees

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and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY24	Q2 FY24	Q1 FY24	Q4 FY23	Q3 FY23
Revenues	144.7	143.4	136.6	125.1	121.5
Services revenues	130.4	130.7	124.1	113.4	110.1
Gross margin	76%	76%	76%	77%	77%
Cash provided by operating activities	56.1	52.0	48.9	50.6	50.9
Income from operations	32.4	36.8	36.5	33.6	34.8
Net income	26.6	28.1	29.4	29.8	26.5
Net income as a % of revenues	18%	20%	22%	24%	22%
Earnings per diluted share	0.31	0.32	0.34	0.34	0.31
Adjusted EBITDA	63.5	60.6	57.7	55.4	54.5
Adjusted EBITDA as a % of revenues	44%	42%	42%	44%	45%

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2023 (9MFY24) included:
•	Revenues of $424.7 million, up 18% from $360.9 million in the same period a year ago (9MFY23);
•
Revenues were comprised of services revenues of $385.3 million (91% of total revenues), professional services and other revenues of $35.6 million (8% of total revenues) and license revenues of $3.8 million (1% of total revenues). Services revenues were up 20% from $322.3 million in 9MFY23;

•	Cash provided by operating activities of $156.9 million, up 11% from $141.7 million in 9MFY23;
•	Income from operations of $105.8 million, up 9% from $96.8 million in 9MFY23;
•	Net income of $84.1 million, up 16% from $72.5 million in 9MFY23. Net income as a percentage of revenues was 20%, consistent with 20% in 9MFY23;
•	Earnings per share on a diluted basis of $0.97, up 15% from $0.84 in 9MFY23; and
•	Adjusted EBITDA of $181.7 million, up 14% from $159.8 million in 9MFY23. Adjusted EBITDA as a percentage of revenues was 43%, compared to 44% in 9MFY23.

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The following table summarizes Descartes’ results in the categories specified below over 9MFY24 and 9MFY23 (unaudited, dollar amounts in millions):

	9MFY24	9MFY23
Revenues	424.7	360.9
Services revenues	385.3	322.3
Gross margin	76%	77%
Cash provided by operating activities	156.9	141.7
Income from operations	105.8	96.8
Net income	84.1	72.5
Net income as a % of revenues	20%	20%
Earnings per diluted share	0.97	0.84
Adjusted EBITDA	181.7	159.8
Adjusted EBITDA as a % of revenues	43%	44%

Cash Position
At October 31, 2023, Descartes had $279.6 million in cash. Cash increased by $52.2 million in Q3FY24 and $3.2 million in 9MFY24. The table set forth below provides a summary of cash flows for Q3FY24 and 9MFY24 in millions of dollars:

	Q3FY24	9MFY24
Cash provided by operating activities	56.1	156.9
Additions to property and equipment	(1.5)	(4.8)
Acquisitions of subsidiaries, net of cash acquired	-	(142.7)
Issuances of common shares, net of issuance costs	0.4	6.4
Payment of withholding taxes on net share settlements	-	(4.9)
Payment of contingent consideration	-	(6.3)
Effect of foreign exchange rate on cash	(2.8)	(1.4)
Net change in cash	52.2	3.2
Cash, beginning of period	227.4	276.4
Cash, end of period	279.6	279.6

Conference Call
Members of Descartes’ executive management team will host a conference call to discuss the company’s financial results at 5:30 p.m. ET on Tuesday, December 5. Designated numbers are +1 416 764 8658 for North America and +1 888 886 7786 for international, using conference ID 13014079#.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast login is required approximately 10 minutes beforehand.

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Replays of the conference call will be available until December 12, 2023, by dialing +1 416 764 8692 or Toll-Free for North America using +1 877 674 7070 with Playback Passcode: 014079#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.
About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com
Cautionary Statement Regarding Forward-Looking Statements
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), and between Israel and Hamas (“Israel-Hamas Conflict”), or other potentially catastrophic events, such as the COVID-19 virus (the "Pandemic") on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Russia-Ukraine Conflict, Israel-Hamas Conflict and the Pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business

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network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.
Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company

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use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2023 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may

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consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q3FY24, Q2FY24, Q1FY24, Q4FY23, and Q3FY23, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q3FY24	Q2FY24	Q1FY24	Q4FY23	Q3FY23
Net income, as reported on Consolidated Statements of Operations	26.6	28.1	29.4	29.8	26.5
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.3	0.3
Investment income	(2.7)	(2.0)	(1.6)	(2.8)	(1.1)
Income tax expense	8.2	10.4	8.4	6.3	9.0
Depreciation expense	1.5	1.4	1.3	1.4	1.3
Amortization of intangible assets	15.3	15.5	14.7	14.3	14.7
Stock-based compensation and related taxes	4.6	4.4	3.3	3.6	3.6
Other charges	9.7	2.5	1.9	2.5	0.2
Adjusted EBITDA	63.5	60.6	57.7	55.4	54.5

Revenues	144.7	143.4	136.6	125.1	121.5
Net income as % of revenues	18%	20%	22%	24%	22%
Adjusted EBITDA as % of revenues	44%	42%	42%	44%	45%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 9MFY24 and 9MFY23, which we believe is the most directly comparable GAAP measure.

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(US dollars in millions)	9MFY24	9MFY23
Net income, as reported on Consolidated Statements of Operations	84.1	72.5
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.0	0.8
Investment income	(6.3)	(1.7)
Income tax expense	27.0	25.2
Depreciation expense	4.1	3.8
Amortization of intangible assets	45.4	45.9
Stock-based compensation and related taxes	12.4	10.3
Other charges	14.0	3.0
Adjusted EBITDA	181.7	159.8

Revenues	424.7	360.9
Net income as % of revenues	20%	20%
Adjusted EBITDA as % of revenues	43%	44%

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The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	October 31,	January 31,
	2023	2023
ASSETS
CURRENT ASSETS
Cash	279,609	276,385
Accounts receivable (net)
Trade	46,443	45,173
Other	20,815	11,658
Prepaid expenses and other	26,289	24,676
Inventory	897	759
	374,053	358,651
OTHER LONG-TERM ASSETS	23,967	22,247
PROPERTY AND EQUIPMENT, NET	11,902	11,434
RIGHT-OF-USE ASSETS	5,100	6,774
DEFERRED INCOME TAXES	2,828	11,483
INTANGIBLE ASSETS, NET	263,014	229,808
GOODWILL	751,915	675,647
	1,432,779	1,316,044
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	14,198	10,569
Accrued liabilities	106,869	80,309
Lease obligations	3,061	3,397
Income taxes payable	3,710	7,536
Deferred revenue	81,211	67,784
	209,049	169,595
LONG-TERM DEBT	-	-
LEASE OBLIGATIONS	2,860	3,923
DEFERRED REVENUE	1,524	1,615
INCOME TAXES PAYABLE	9,191	6,120
DEFERRED INCOME TAXES	23,125	35,400
	245,749	216,653

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,108,141 at October 31, 2023 (January 31, 2023 – 84,820,100)	547,540	538,448
Additional paid-in capital	490,924	486,551
Accumulated other comprehensive income (loss)	(40,353)	(30,456)
Retained earnings	188,919	104,848
	1,187,030	1,099,391
	1,432,779	1,316,044

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The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2023	2022	2023	2022

REVENUES	144,698	121,467	424,705	360,873
COST OF REVENUES	34,325	27,530	102,184	84,272
GROSS MARGIN	110,373	93,937	322,521	276,601
EXPENSES
Sales and marketing	17,209	14,637	51,583	42,188
Research and development	21,118	17,400	62,923	52,124
General and administrative	14,712	12,293	42,747	36,635
Other charges	9,679	200	14,067	2,971
Amortization of intangible assets	15,250	14,710	45,408	45,844
	77,968	59,240	216,728	179,762
INCOME FROM OPERATIONS	32,405	34,697	105,793	96,839
INTEREST EXPENSE	(343)	(285)	(1,020)	(847)
INVESTMENT INCOME	2,717	1,037	6,287	1,651
INCOME BEFORE INCOME TAXES	34,779	35,449	111,060	97,643
INCOME TAX EXPENSE (RECOVERY)
Current	10,334	9,252	30,207	21,591
Deferred	(2,157)	(272)	(3,218)	3,566
	8,177	8,980	26,989	25,157
NET INCOME	26,602	26,469	84,071	72,486
EARNINGS PER SHARE
Basic	0.31	0.31	0.99	0.85
Diluted	0.31	0.31	0.97	0.84
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,101	84,797	85,045	84,782
Diluted	86,791	86,483	86,772	86,400

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The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2023	2022	2023	2022
OPERATING ACTIVITIES
Net income	26,602	26,469	84,071	72,486
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,452	1,289	4,080	3,835
Amortization of intangible assets	15,250	14,710	45,408	45,844
Stock-based compensation expense	4,513	3,576	11,883	10,099
Other non-cash operating activities	(15)	(97)	57	(46)
Deferred tax (recovery) expense	(2,157)	(272)	(3,218)	3,566
Changes in operating assets and liabilities	10,405	5,240	14,635	5,962
Cash provided by operating activities	56,050	50,915	156,916	141,746
INVESTING ACTIVITIES
Additions to property and equipment	(1,462)	(1,005)	(4,845)	(4,427)
Acquisition of subsidiaries, net of cash acquired	-	-	(142,700)	(103,988)
Cash used in investing activities	(1,462)	(1,005)	(147,545)	(108,415)
FINANCING ACTIVITIES
Payment of debt issuance costs	-	-	(39)	(66)
Issuance of common shares for cash, net of issuance costs	447	1,156	6,468	1,655
Payment of contingent consideration	-	-	(6,320)	(5,215)
Payment of withholding taxes on net share settlements	-	-	(4,886)	-
Cash provided by (used in) financing activities	447	1,156	(4,777)	(3,626)
Effect of foreign exchange rate changes on cash	(2,835)	(2,740)	(1,370)	(5,786)
Increase in cash	52,200	48,326	3,224	23,919
Cash, beginning of period	227,409	189,030	276,385	213,437
Cash, end of period	279,609	237,356	279,609	237,356

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